                                                Filed Pursuant to Rule 424(b)(3)
                                                 Registration File No. 333-54514

                               KANAKARIS WIRELESS

                 PROSPECTUS SUPPLEMENT DATED AUGUST 28, 2001
                    TO PROSPECTUS DATED MAY 31, 2001

         The prospectus of Kanakaris Wireless dated May 31, 2001 is supplemented to include information from the quarterly report on Form 10-QSB for the quarter ended June 30, 2001 filed with the Securities and Exchange Commission by Kanakaris Wireless on August 16, 2001 and to include other updated information. Our condensed consolidated financial statements and related notes for the three and nine months ended June 30, 2001 are included at pages F-1 to F-20 of this supplement.

THE FOLLOWING RISK FACTORS ARE UPDATED OR ADDED:
------------------------------------------------

                                  RISK FACTORS

WE HAVE INCURRED OPERATING LOSSES, EXPECT CONTINUED LOSSES AND MAY NOT ACHIEVE PROFITABILITY. IF WE CONTINUE TO LOSE MONEY, WE MAY HAVE TO CURTAIL OUR OPERATIONS.

         Our consolidated financial statements have been prepared assuming we will continue as a going concern. We have not been profitable and we may continue to lose money for the foreseeable future. Historically, we have incurred losses and experienced negative cash flow. As of June 30, 2001, we had an accumulated deficit of approximately $28,476,000. We may continue to incur losses and may never achieve or sustain profitability. An extended period of losses and negative cash flow may prevent us from operating and expanding our business, especially our Internet-based business.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL FUNDING ON SATISFACTORY TERMS, WHICH COULD DILUTE OUR STOCKHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS.

         Historically, we have relied upon cash from financing activities and revenues generated from operations to fund all of the cash requirements of our activities. We have not been able to generate any significant cash from our operating activities in the past and cannot assure you that we will be able to do so in the future. We may require new financing in addition to our line of credit with Alliance Equities. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. This financing may also dilute existing stockholders' equity. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding.

CONVERSION OF OUR OUTSTANDING CONVERTIBLE SECURITIES COULD SUBSTANTIALLY DILUTE YOUR INVESTMENT AND CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE BECAUSE THE CONVERSION PRICE OF THOSE SECURITIES DEPENDS UPON THE MARKET PRICE OF OUR COMMON STOCK, AND THERE IS NO CEILING ON THE NUMBER OF SHARES OF OUR COMMON STOCK THAT ARE ISSUABLE UPON EXERCISE OF THOSE SECURITIES.

         We have issued to several of the selling security holders debentures and warrants that are convertible or exercisable at prices that are equal to the lesser of a fixed price and a variable price that is based upon a discount on the market price of our common stock. As of August 3, 2001, we had a total of 76,018,858 shares of common stock outstanding, the closing price of a share of our common stock on the OTC Bulletin Board was $0.05, and the debentures and warrants with the variable conversion and exercise prices were convertible or exercisable into approximately 127,400,000 shares of common stock. The number of shares that those debentures and warrants ultimately may be converted into or exercised for could prove to be greater than this estimate if the market price of our common stock declines. Further, to the extent the selling security holders convert those debentures and exercise those warrants and then sell the underlying shares of common stock into the market, the price of our common stock may decline due to the additional shares available in the market. This decline could allow the selling security holders to convert their remaining debentures and exercise their remaining warrants into a greater number of shares of common stock, the sale of which would further depress the stock price. You could, therefore, experience substantial dilution and a decline in the value of your investment as a result of the conversion of the debentures and exercise of the warrants.

IF THE SELLING SECURITY HOLDERS OR OTHERS ENGAGE IN SHORT SALES OF OUR COMMON STOCK, INCLUDING SALES OF SHARES TO BE ISSUED UPON CONVERSION OF CONVERTIBLE SECURITIES, THE PRICE OF OUR COMMON STOCK MAY DECLINE.

         Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales can create a downward pressure on the price of the security. If the selling security holders or others sell large volumes of our common stock within a relatively short period of time, the market price of our common stock may decrease. The decrease in market price would allow holders of our debentures and warrants that have conversion or exercise prices based upon a discount on the market price of our common stock to convert their debentures and exercise their warrants into an increased number of shares of our common stock. Further sales of common stock issued upon conversion of debentures or exercise of warrants could cause even greater declines in the price of our common stock. The downward pressure on the market price caused by conversion of debentures and exercise warrants, and the sale of the underlying shares of common stock, could encourage short sales by the selling security holders and others and could further undermine the value of our common stock.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT VOLATILITY, WHICH COULD RESULT IN LITIGATION AGAINST US.

         There is currently an extremely limited trading market for our common stock. Our common stock trades on the OTC Bulletin Board under the symbol "KKRS." There can be no assurance that any regular trading market for our common stock will develop or, if developed, will be sustained. The trading prices of our common stock have fluctuated significantly over time. In fact, for the quarter ended June 30, 2001, the high and low closing bid prices for a share of our common stock were $.26 and $.10, respectively. The trading prices of our common stock could experience wide fluctuations in the future in response to:

         o        quarter-to-quarter variations in our operating results;
         o        material announcements of technological innovations;
         o significant customer orders or establishment of strategic partnerships by us or our competitors or providers of alternative products and services;
         o general conditions in the Internet, e-commerce and data control console industries; or
         o        other events or factors, many of which are beyond our control.

         In addition, the stock market as a whole and individual stocks have experienced extreme price and volume fluctuations, which have often been unrelated to the performance of the related corporations. Our operating results in future quarters may be below the expectations of market makers, securities analysts and investors. In any such event, the price of our common stock will likely decline, perhaps substantially. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to our company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Any adverse determination in such litigation could also subject us to substantial liabilities.

THE CAPITALIZATION TABLE IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------

                                 CAPITALIZATION

         The following table sets forth our cash position and capitalization as of June 30, 2001. The information set forth below should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this document.

                                                                   June 30, 2001
                                                                  --------------
Short-term convertible debentures................................. $  3,088,500
                                                                   =============
Long-term debt.................................................... $         -
                                                                   -------------

Stockholders' equity:
     Preferred stock, $.01 par value; authorized 5,000,000 shares;
       Class A Convertible Preferred Stock; issued and outstanding
          1,000,000 shares........................................       10,000
     Common stock; $.001 par value; authorized 100,000,000
       shares; issued and outstanding 68,520,847 shares(1)........       68,521
     Additional paid-in capital...................................   28,037,111
     Accumulated deficit..........................................  (28,476,449)
     Deferred expenses............................................   (1,155,554)
     Less subscription receivable (1,260,000 shares, common)......     (501,260)
     Comprehensive loss...........................................     (938,400)
                                                                   -------------
       Total stockholders' deficiency.............................   (2,956,031)
                                                                   -------------
Total capitalization.............................................. $ (2,956,031)
                                                                   =============
-------------------

(1) Excludes 6,135,383 shares of common stock issuable pursuant to the exercise of stock options outstanding as of June 30, 2001, at an approximate weighted average exercise price of $.5107 per share, all of which options were exercisable on June 30, 2001. Also excludes 70,367,749 shares of common stock that were issuable pursuant to the conversion of convertible debentures and related warrants outstanding as of June 30, 2001, all of which were convertible or exercisable on June 30, 2001 but were subject to certain conversion and exercise limitations under our debenture offering documents.

THE SELECTED CONSOLIDATED FINANCIAL DATA TABLE IS REPLACED WITH THE FOLLOWING:
------------------------------------------------------------------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, related notes and other financial information included elsewhere in this document. The consolidated statements of operations data for the fiscal years ended September 30, 1999 and 2000 and the consolidated balance sheets data as of September 30, 1999 and 2000 are derived from our consolidated financial statements that have been audited by Weinberg & Company, P.A. and are included in this document. The selected data presented below for the nine-month periods ended June 30, 2000 and 2001 are derived from the unaudited statements of our company included elsewhere in this document. Historical results are not necessarily indicative of future results.

                                                 FISCAL YEAR ENDED                NINE MONTHS ENDED
                                                     SEPTEMBER 30,                   JUNE 30,
                                            -------------   -------------   -----------------------------
                                                 1999           2000             2000            2001
                                            -------------   -------------   -------------   -------------
CONSOLIDATED STATEMENTS OF OPERATIONS
 DATA:

Net sales................................   $    968,758    $    613,838    $    253,112    $  1,472,369
Cost of sales............................        661,707         373,487         204,419         457,375
                                            -------------   -------------   -------------   ------------
     Gross profit........................        307,051         240,351          48,693       1,014,994
                                            -------------   -------------   -------------   ------------
Operating expenses:
     Marketing, advertising and
        investor relations...............        822,306       2,277,090       2,093,300         626,703
     Provision for bad debt..............          1,000         313,000            -               -
     General and administrative..........      2,849,944       6,660,385       4,874,524       4,589,683
                                            -------------   -------------   -------------   ------------
       Total operating expenses..........      3,673,250       9,250,475       6,967,824       5,216,386
                                            -------------   -------------   -------------   ------------
       Operating loss....................     (3,366,199)     (9,010,124)     (6,919,131)     (4,201,392)
Financing and other income (expense) net.       (175,661)     (3,966,582)     (3,377,491)     (2,934,211)
                                            -------------   -------------   -------------   -------------
       Net loss..........................   $ (3,541,860)   $(12,976,706)   $(10,296,622)   $ (7,135,603)
                                            =============   =============   =============   =============
       Net loss attributable to
         common shares...................   $ (3,541,860)   $(12,976,706)   $(10,296,622)   $ (7,135,603)
                                            =============   =============   =============   =============

Basic and diluted net loss per
 common share............................   $       (.15)   $       (.44)   $       (.35)   $       (.14)
                                            =============   =============   =============   =============

Weighted average common
 shares used in determining
 net loss per share......................     22,945,540      29,858,415      29,326,819      49,752,754
                                            =============   =============   =============   =============

                                                                     AT SEPTEMBER 30,       JUNE 30,
                                                                  ----------------------  ------------
                                                                   1999          2000         2001
                                                                   ----          ----         ----
CONSOLIDATED BALANCE SHEETS DATA:

     Cash and cash equivalents................................ $  155,063   $   615,101   $     1,664
     Working capital (deficiency)............................. (1,189,834)   (3,158,417)   (3,996,444)
     Total assets.............................................  1,000,303     2,488,201     1,381,484
     Long-term debt...........................................      -             -             -
     Total stockholders' equity (deficiency)..................   (623,616)   (2,119,149)   (2,956,031)

THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECTION IS REPLACED WITH THE FOLLOWING:
--------------------------------------------------------------------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read with our condensed consolidated financial statements and notes to financial statements included elsewhere in this document. Except for historical information, the following discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions and our current beliefs regarding revenues we might earn if we are successful in implementing our business strategies. See "Special Note Regarding Forward-Looking Statements" for further information regarding forward-looking statements. Our actual results may differ materially from the results discussed in the forward-looking statements as a result of a number of factors, many of which are beyond our control, including those factors discussed under "Risk Factors" and other headings in this document.

OVERVIEW

         We provide online delivery of films and books and offer business services, including encoding of video for online delivery. In addition, we design, manufacture and install ergonomic data control console systems for high-end computer command centers.

         We derive our revenue from both our wireless content delivery and sales of our data control console systems. We expect to continue to place significant emphasis upon the further development and expansion of our wireless content delivery and e-commerce activities. As funds become available, we intend to increase our marketing efforts substantially in order to develop awareness, brand loyalty and sales for our newly introduced www.AK.TV interactive online channel and our CinemaWEAR(TM) video-to-Internet encoding process. We intend to generate revenue from advertising sponsorships, subscriptions, pay-per-view and product sales pertaining to the AK.TV channel. We also intend to derive revenue from both product sales and service fees pertaining to our CinemaWEAR(TM) encoding. We also intend to continue to invest in the development of new products and services that enhance AK.TV and CinemaWEAR(TM) encoding. In addition, we intend to further develop our existing wireless products and services.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

         NET SALES. Net sales increased $336,000 (647%) from $52,000 for the three months ended June 30, 2000 to $388,000 for the three months ended June 30, 2001. The portion of net sales derived from our wireless businesses increased $363,000 (6,000%) from $6,000 for the three months ended June 30, 2000 to $369,000 for the three months ended June 30, 2001, due primarily to an increase in advertising sponsorship revenues. We are working to increase our advertising sponsorship revenue by making additional sponsorship opportunities available in conjunction with AK.TV. The portion of net sales derived from the sales of our data control console systems decreased $27,000 (59%) from $46,000 for the three months ended June 30, 2000 to $19,000 for the three months ended June 30, 2001. This decrease primarily was due to a slowdown in the economy that resulted in slower sales. We expect our data control console sales to increase as a result of our enhanced sales activities and an increase in our original equiment manufacturing capacity.

         GROSS PROFIT. Gross profit increased $246,000 (984%) from a gross profit of $25,000 for the three months ended June 30, 2000 to a gross profit of $271,000 for the three months ended June 30, 2001. This increase in gross profit was due primarily to the increase in advertising revenues noted above.

         OPERATING EXPENSES. Total operating expenses decreased $1,032,000
(42%) from $2,478,000 for the three months ended June 30, 2000 to $1,446,000 for the three months ended June 30, 2001. This decrease in total operating expenses primarily was due to decreases in consulting services and marketing, advertising and investor relations costs. Consulting services decreased $328,000 (48%) from $677,000 for the three months ended June 30, 2000 to $349,000 for the three months ended June 30, 2001. Marketing, advertising and investor relations costs decreased $1,132,000 (94%) from $1,205,000 for the three months ended June 30, 2000 to $73,000 for the three months ended June 30, 2001. These fees and costs decreased primarily because of an emphasis placed on reducing such costs. The decreases in these fees and costs were offset by increases in executive compensation of $330,000 (254%) and in salaries of $59,000 (94%) for the three months ended June 30, 2001 as compared to the comparable prior year period.

         OTHER EXPENSE. Other expense decreased $619,000 (26%) from
$2,406,000 for the three months ended June 30, 2000 to $1,787,000 for the three months ended June 30, 2001. This decrease primarily was due to a decrease in the cost of convertible debt financing costs.

         NET LOSS. Net loss decreased $1,897,000 (39%) from $4,859,000 for the three months ended June 30, 2000 to $2,962,000 for the three months ended June 30, 2001. This decrease in net loss was due to a combination of increased revenues and decreased operating expenses, as discussed above.

NINE MONTHS ENDED JUNE 30, 2001 COMPARED TO NINE MONTHS ENDED JUNE 30, 2000

         NET SALES. Net sales increased $1,219,000 (481%) from $253,000 for the nine months ended June 30, 2000 to $1,472,000 for the nine months ended June 30, 2001. The portion of net sales derived from our wireless businesses increased $1,131,000 (6,652%) from $17,000 for the nine months ended June 30, 2000 to
$1,148,000 for the nine months ended June 30, 2001, due primarily to an increase in advertising sponsorship revenues. The portion of net sales derived from the sales of our data control console systems increased $88,000 (37%) from $236,000 for the nine months ended June 30, 2000 to $325,000 for the nine months ended June 30, 2001. This increase primarily was due to our enhanced sales activities. We expect our data control console sales to increase further as a result of our enhanced sales activities and an increase in our original equipment manufacturing capacity.

         GROSS PROFIT. Gross profit increased $966,000 (1,971%) from a gross profit of $49,000 for the nine months ended June 30, 2000 to a gross profit of $1,015,000 for the nine months ended June 30, 2001. This increase in gross profit was due primarily to the increase in advertising sponsorship revenues noted above.

         OPERATING EXPENSES. Total operating expenses decreased $1,752,000 (25%) from $6,968,000 for the nine months ended June 30, 2000 to $5,216,000 for the nine months ended June 30, 2001. This decrease in total operating expenses primarily was due to decreases in consulting services, marketing, advertising and investor relations costs, and professional fees. Consulting services decreased $980,000 (38%) from $2,583,000 for the nine months ended June 30, 2000 to $1,603,000 for the nine months ended June 30, 2001. Marketing, advertising and investor relations costs decreased $1,466,000 (70%) from $2,093,000 for the nine months ended June 30, 2000 to $627,000 for the nine months ended June 30, 2001. Professional fees decreased $678,000 (51%) from $1,335,000 for the nine months ended June 30, 2000 to $657,000 for the nine months ended June 30, 2001. These fees and costs each decreased primarily as a result of our successful completion of several steps in the development of our business. These steps, which required consulting, marketing and professional services, included content acquisition, encoding of our content, database building, web site design, e-commerce applications and other one-time expenses. The decreases in these fees and costs were offset by increases in executive compensation of $897,000 (275%) and in salaries of $210,000 (120%) for the nine months ended June 30, 2001 as compared to the comparable prior year period.

         OTHER EXPENSE. Other expense decreased $443,000 (13%) from $3,377,000 for the nine months ended June 30, 2000 to $2,934,000 for the nine months ended June 30, 2001. This decrease primarily was due to a decrease in the cost of convertible debt financing costs.

         NET LOSS. Net loss decreased $3,162,000 (31%) from $10,297,000 for the nine months ended June 30, 2000 to $7,135,000 for the nine months ended June 30, 2001. This decrease in net loss was due to a combination of increased revenues and decreased operating expenses, as discussed above.

COMPARISON OF RESULTS OF OPERATIONS FOR FISCAL YEARS ENDED SEPTEMBER 30, 2000 AND 1999

         NET SALES. Net sales decreased $354,920 (37%) from $968,758 for the year ended September 30, 1999 to $613,838 for the year ended September 30, 2000. Net sales derived from our e-commerce business decreased $8,568 (27%) from $31,162 for the year ended September 30, 1999 to $22,594 for the year ended September 30, 2000. Net sales derived from our data control console business decreased $346,352 (37%) from $937,596 for the year ended September 30, 1999 to $591,244 for the year ended September 30, 2000. This decrease was primarily due to a decrease in sales of our OPCON Modular System, which we believe to be a result of fluctuations in the timing of orders for our data control console products caused by budget constraints and delayed receipt of expected funding by some prospective clients.

         GROSS PROFIT. Gross profit decreased $66,700 (22%) from a gross profit of $307,051 for the year ended September 30, 1999 to a gross profit of $240,351 for the year ended September 30, 2000. This decrease in gross profit was due primarily to the decrease in total sales noted above and increased expenditures in developing the foundation of our e-commerce business.

         OPERATING EXPENSES. Total operating expenses increased $5,577,225 (152%) from $3,673,250 for the year ended September 30, 1999 to $9,250,475 for the year ended September 30, 2000. This increase in total operating expenses was due primarily to an increase in consulting fees, marketing, advertising and investor relations costs, and other professional fees. Consulting fees increased $2,351,740 (176%) from $1,339,287 for the year ended September 30, 1999 to
$3,691,027 for the year ended September 30, 2000. Marketing, advertising and investor relations costs increased $1,454,784 (177%) from $822,306 for the year ended September 30, 1999 to $2,277,090 for the year ended September 30, 2000, primarily due to our increased consumer and trade advertising and marketing. Professional fees increased $926,693 (150%) from $616,282 for the year ended September 30, 1999 to $1,542,975 for the year ended September 30, 2000. Each of These operating expenses were paid with cash and/or through the issuance of shares of our common stock to the service provider.

         INTEREST AND OTHER EXPENSE. Interest and other expense increased $3,790,921, from $175,661 for the year ended September 30, 1999 to $3,966,582 for the year ended September 30, 2000. This increase in other expense was due to the financing cost of issuing stock as payment of interest accrued and payable on, and upon conversion of portions of the principal balances of our convertible debentures.

         NET LOSS. Net loss increased $9,434,846 (266%) from $3,541,860 for the year ended September 30, 1999 to $12,976,706 for the year ended September 30, 2000. This increase in net loss was due to a combination of decreased sales, decreased gross profit, increased operating expenses, and increased interest and other expense, as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

         We currently finance our operations primarily through private placements of securities and revenue generated from our operations. We also have available to us a $7,000,000 revolving line of credit from Alliance Equities that can be drawn upon by us for up to $500,000 per month, with interest to accrue at the rate of 10% per annum. However, during the fiscal year ended September 30, 2000 and through August 14, 2001, no amounts were outstanding under the line of credit.

         In January 2000, our convertible debentures that were outstanding as of December 31, 1999 were converted into an aggregate of 1,783,334 shares of our common stock, which shares were registered by us for resale by the purchasers.

         In February 2000, we issued $1,000,000 of our 10% Convertible Debentures due February 1, 2001, which debentures were accompanied by warrants to purchase up to 300,000 shares of common stock. The net proceeds of that offering, after the payment of some related expenses, were $870,000. In March and April 2000, $750,000 of the principal amount plus interest was converted into shares of common stock. In June 2000, the remaining $250,000 of the principal amount plus interest was converted into shares of common stock. The shares of common stock issued upon conversion were registered by us for resale by the purchasers.

         In April and August 2000, we issued an aggregate of $4,500,000 of our 10% Convertible Debentures due May 1, 2001, which were accompanied by warrants to purchase up to an aggregate of 1,350,000 shares of common stock. The net proceeds of that offering, after payment of some related expenses, were $3,905,000. The shares of common stock underlying the debentures and warrants were registered by us for resale by the purchasers. As of April 30, 2001, $1,848,500 of the principal amount remained outstanding under these debentures. As of April 30, 2001, we entered into an agreement with the holders of these debentures to extend the due date of these debentures to May 1, 2002. In consideration for the extension, we granted to the holders warrants to purchase up to an aggregate of 1,350,000 shares of common stock at an exercise price equal to the lesser of the average of the lowest three intraday trading prices during the 20 trading days immediately preceding the grant of the warrants, discounted by 37.5%, and the average of the lowest three intraday trading prices of a share of common stock during the 20 trading days immediately preceding exercise of the warrants. As of August 8, 2001, $1,688,500 of the original $4,500,000 principal balance of these debentures remained outstanding.

         In January 2001, we issued $650,000 of 12% convertible debentures due January 5, 2002 to four accredited investors in the first stage of a two-stage offering. The debentures were accompanied by warrants to purchase up to an aggregate of 3,900,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $631,500. In March 2001, we issued $650,000 of 12% convertible debentures due March 9, 2002 in the second stage of the offering. The net proceeds of that offering, after payment of some related expenses, were approximately $647,500. We have registered for resale by the investors the shares of common stock underlying the January and March debentures and warrants.

         On June 29, 2001, we issued an aggregate of $500,000 of 12% convertible debentures in a private offering to three accredited investors. The debentures initially are convertible into shares of common stock at the lesser of $.10 per share and 50% of the average of the lowest three intraday trading prices of a share of common stock during the 20 trading days immediately preceding conversion. The debentures were accompanied by warrants to purchase up to an aggregate of 1,500,000 shares of common stock. The net proceeds of that offering, after payment of related expenses, were approximately $420,000. We are in the process of registering for resale by the purchasers shares of common stock underlying these debentures and warrants.

         As of June 29, 2001, we entered into a letter agreement with some of our debenture holders. The agreement provided various anti-dilution adjustments to the debentures and warrants issued in April and August 2000 and in January 2001 and March 2001. These adjustments were made partly in lieu of other adjustments that would have been imposed under the terms of the debenture offering documents. As a result of these adjustments, the conversion prices for the debentures issued to these holders in April and August 2000 and in January 2001 and March 2001 were reduced to the lesser of $0.10 per share and 50% of the average of the three lowest intraday trading prices of a share of our common stock for the 20 trading days immediately preceding the conversion of the debentures. In addition, the exercise prices of the warrants issued to the holders in connection with the offering of the debentures in April and August 2000 and in January 2001 and March 2001 were reduced to the lesser of $0.0584 per share and the average of the three lowest intraday trading prices of a share of our common stock for the 20 trading days immediately preceding the exercise of the warrants.

         As of June 30, 2001, we had negative working capital of approximately $3,996,000 and an accumulated deficit of approximately $28,476,000. As of that date, we had approximately $1,660 in cash, and approximately $142,000 of accounts and notes receivable. We had accounts payable of approximately $1,152,000 and convertible debentures of $3,088,500. To the extent debentures issued by us are converted into shares of common stock, we will not be obligated to repay the converted amounts.

         Cash used in our operating activities totaled $2,051,000 for the nine months ended June 30, 2001 and $3,246,000 for the nine months ended June 30, 2000. Cash provided by our investing activities totaled $232,000 for the nine months ended June 30, 2001, and cash used in our investing activities totaled $338,000 for the nine months ended June 30, 2000.

         Cash provided by our financing activities totaled $1,205,000 for the nine months ended June 30, 2001 and totaled $3,971,000 for the nine months ended June 30, 2000. We raised $1,110,000 of the cash provided by financing activities during the nine months ended June 30, 2001 and $3,818,000 of the cash provided by financing activities during the nine months ended June 30, 2000 from the issuance of our convertible debentures.

         For the quarter ended June 30, 2001, we had net sales of $388,000 and a net loss of $2,962,000, of which loss $2,239,000 (76%) consisted of non-cash expenses. These non-cash expenses included $1,718,018 of convertible debt financing costs incurred with respect to converted debentures.

         In an effort to increase sales related to our wireless business, we are implementing an enhanced marketing and sales strategy. For example, we are selling advertising sponsorships to our AK.TV 24-hour streaming Internet television channel. We also are completing research and development of additional attributes to our CinemaWEAR(TM) technology with the goal of launching an interactive personal meeting site within the AK.TV interactive channel.

         Also, we are enhancing our efforts to obtain online user registration for movie viewing on AK.TV, soliciting monthly subscriptions to and pay-per-view sales of movie viewing on AK.TV, introducing revenue-sharing web partner programs and improving tracking of our market share. We believe that if we are successful in implementing the above business strategies, we will generate increased revenues from our wireless content and technology business segment.

         In an effort to increase sales of our data control console products by increasing our production capacity for our Desience Division OPCON Modular System, we recently reached agreement with two established manufacturers to provide for our original equipment manufacturing production needs. In addition, we launched a marketing campaign that includes high-impact sales literature and a cutting-edge web site at www.desience.com. We believe that if we are successful in implementing our business strategies for our modular consoles segment, we will generate increased revenues from this segment.

         We believe that current and future available capital resources, revenues generated from operations, and other existing sources of liquidity, including our revolving line of credit with Alliance Equities, will be adequate to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. If, however, our capital requirements or cash flow vary materially from our current projections or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. Failure to raise necessary capital could restrict our growth, limit our development of new products and services or hinder our ability to compete.

THE FOLLOWING INFORMATION IS ADDED TO THE BUSINESS SECTION:
-----------------------------------------------------------

                                    BUSINESS

         We introduced in August 2001 www.AK.TV, a global interactive television-styled web channel that we anticipate will incorporate the content currently accessible through www.CinemaPop.com and that is available for viewing on a variety of Internet-enabled devices, including Pocket PCs and laptop and desktop computers and that, through an imbedded video player, shows regularly scheduled and on-demand programming. We have been an innovator in electronic book delivery and are in the process of preparing and incorporating our next generation e-book web site www.WordPop.com and its content into our www.AK.TV web channel. We anticipate that by the end August 2001, there will be over 100 movies and excerpts of over 400 books available on-demand through www.AK.TV.

         We plan to market devices that will easily make the content provided through www.AK.TV viewable through the use of a standard television set by connecting the set to an Internet-enabled computer. We also plan to offer various products of the pop culture genre and print-on-demand books through an area of the www.AK.TV web channel dedicated to shopping. In addition, we plan to solicit sponsorships from businesses for advertising content to be displayed with the programming provided through our www.AK.TV web channel. We are also developing an interactive meeting place, tentatively called My Personal Video, as a future enhancement to the www.AK.TV web channel through which we plan to offer various messaging services, including one-on-one video meetings and on-line chat features.

         Our www.AK.TV initiative represents the culmination of the development of our Internet content and technology, and we anticipate that the basic services and content provided through www.AK.TV will be available at no additional charge for those with Internet connectivity. We anticipate that by the end of August 2001, www.AK.TV will serve as the portal to all of the proprietary content and web sites of Kanakaris Wireless.

THE MANAGEMENT SECTION IS REVISED TO REFLECT THE FOLLOWING:
-----------------------------------------------------------

                                   MANAGEMENT

         For personal reasons, Mr. Robert Sherry resigned from his position on our board of directors effective as of July 30, 2001. Effective as of August 6, 2001, Mr. Van Holster was appointed as our Chief Operating Officer. Effective August 13, 2001, Mr. Holster was appointed as a member of our board of directors. As of that date, Mr. Holster was 31 years old. During the past five years, Mr. Holster served as Product Manager of our Desience Division from May 1996 to August 2001, where his responsibilities included duties relating to order initiation, product fulfillment and installation and customer support. Prior to his employment with our Desience Division, Mr. Holster was a student at Pasadena City College, where he earned an Associate in Arts Degree in Liberal Arts and an Associate in Science Degree in Marketing.

THE PRINCIPAL AND SELLING SECURITY HOLDERS SECTION IS REPLACED WITH THE
FOLLOWING:
--------------------------------------------------------------------------------

                     PRINCIPAL AND SELLING SECURITY HOLDERS

         The following table sets forth information as of August 3, 2001 with respect to the beneficial ownership of our common stock both before and immediately following the offering by:

         o Each person known by us to own beneficially 5% or more of our outstanding common stock;

         o   Each of the selling security holders;

         o   Each of our directors;

         o Each of our executive officers named in the summary compensation table in this prospectus; and

         o   All of our directors and executive officers as a group.

         The following calculations of the percent of outstanding shares are based on 76,018,858 shares of our common stock and 1,000,000 shares of our Class A Convertible Preferred Stock issued and outstanding as of the date of the table. Share ownership in each case includes shares issuable upon exercise of outstanding options and warrants, conversion of outstanding shares of Class A Convertible Preferred Stock and conversion of outstanding convertible debentures that are exercisable or convertible, as the case may be, within sixty days of the date of the table, as more particularly described in the footnotes below. Except as described below, beneficial ownership and, accordingly, percent of class ownership, are calculated according to Securities and Exchange Commission Rule 13d-3.

         Amounts shown in the table as beneficially owned by Bristol Investment Fund, Ltd., AJW Partners, LLC, New Millennium Capital Partners, LLC, Bank Insinger de Beaufort, Equilibrium Equity, LLC, and Alliance Equities, Inc., or the debenture investors, are determined in part based upon the terms of convertible debentures and related warrants held by these six debenture investors as of the date of the table. Shares being offered under this prospectus by the debenture investors also include shares of common stock that may become issuable upon conversion of interest that is scheduled to become payable on debentures after sixty days from the date of the table.

         For purposes of the table, we have disregarded provisions contained in the debentures and warrants that prohibit conversion of the debentures or exercise of the warrants to the extent that conversion of the debentures would result in the debenture investor, together with its affiliates, beneficially owning in excess of 4.999% or 9.999% of our outstanding shares of common stock, and to the extent that exercise of the warrants would result in the debenture investor, together with its affiliates, beneficially owning in excess of 4.9% of our outstanding shares of common stock. These limitations may be waived by a debenture investor upon prior written notice to us. Further, these limitations do not preclude a debenture investor from converting or exercising and selling shares underlying the debentures and warrants in stages over time where each stage does not cause the debenture investor to beneficially own in excess of the limitation amounts.

         In light of the above discussion regarding the terms of the debentures and warrants, the number of shares shown in the table as beneficially owned by each debenture investor prior to this offering represents a good faith estimate of the number of shares of common stock issuable upon conversion of the debentures and upon exercise of the warrants as of the date of the table and has not been calculated in strict compliance with Rule 13d-3.

         The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders. All of the shares being offered under this prospectus were issued or are issuable upon exercise of warrants or options or upon conversion of debentures that the selling security holders acquired from us in the following private placement transactions:

         o 33,784 shares of common stock were issued to one investor upon conversion of our 10% convertible subordinated debentures due August 4, 2000;

         o 1,009,043 shares of common stock were issued to three investors upon conversion of our 10% convertible debentures due May 1, 2002, or May 2000 debentures, which debentures were issued to four investors in April and August 2000 and have, with respect to May 2000 debentures held by three investors, an adjusted per share conversion price equal to the lesser of $0.10 and 50% of the average of the three lowest intraday trading prices during the 20 trading days immediately preceding the conversion date and, with respect to a May 2000 debenture held by one investor, a per share conversion price equal to the lesser of $0.97 and 66.66% of the average of the closing bid prices for a share of our common stock during the 20 trading days immediately preceding the conversion date, multiplied by an anti-dilution adjustment factor of 0.88116.

         o Five-year warrants to purchase up to 320,224 shares of common stock, or February 2000 warrants, were issued to three investors in connection with our sale of 10% convertible debentures due February 1, 2001 and have, with respect February 2000 warrants held by two investors, an adjusted per share exercise price equal to the lesser of $0.0584 and the average of the three lowest intraday trading prices during the 20 trading days immediately preceding the exercise date and, with respect to February 2000 warrants held by one investor, an adjusted per share exercise price of $1.54;

         o 18,833,240 shares of common stock are issuable to four investors upon conversion of our May 2000 debentures;

         o Five-year warrants to purchase up to 1,441,009 shares of common stock, or May 2000 warrants, were issued to four investors in connection with our sale of May 2000 debentures and have, with respect to May 2000 warrants held by three investors, an adjusted per share exercise price equal to the lesser of $0.0584 and the average of the three lowest intraday trading prices during the 20 trading days immediately preceding the exercise date and, with respect to May 2000 warrants held by one investor, an adjusted per share exercise price of $1.54;

         o 976,274 shares of common stock are issuable upon conversion of our 12% convertible debentures due January 5, 2002, or January 2001 debentures, which debentures were issued to four investors in January 2001 and have an adjusted per share conversion price equal to the lesser of $0.10 and 50% of the average of the lowest three intraday trading prices of our common stock during the 20 trading days immediately preceding the conversion date;

         o Five-year warrants to purchase up to 3,900,000 shares of common stock, or January 2001 warrants, were issued to four investors in connection with the sale of our January 2001 debentures and have, with respect to January 2001 warrants held by three investors, an adjusted per share exercise price equal to the lesser of $0.0584 and the average of the three lowest intraday trading prices during the 20 trading days immediately preceding the exercise date and, with respect to January 2001 warrants held by one investor, an adjusted per share exercise price of $1.54;

         o 2,011,675 shares of common stock were issued to four investors upon conversion of our 12% convertible debentures due March 9, 2002, or March 2001 debentures, which debentures were issued to four investors in March 2001 and have an adjusted per share conversion price equal to the lesser of $0.10 and 50% of the average of the lowest three intraday trading prices of our common stock during the 20 trading days immediately preceding the conversion date;

         o 1,114,219 shares of common stock are issuable to four investors upon conversion of our March 2001 debentures;

         o Options to purchase up to 100,000 shares of common stock at an exercise price of $0.30 per share, or February 1999 options, were issued to a consultant in connection with a February 1999 license agreement and are exercisable through December 31, 2005;

         o Options to purchase up to 175,000 shares of common stock at an exercise price of $0.01 per share, or March 1999 options, were issued to a consultant in March 1999 in connection with the first amendment to our February 1999 license agreement and are exercisable through May 1, 2003; and

         o Options to purchase up to 87,500 shares of common stock at an exercise price of $1.295 per share, or May 2000 options, were issued under our 2000 Stock Option Plan to a consultant in May 2000 in connection with the second amendment to our February 1999 license agreement and are exercisable through May 1, 2003.

         We have agreed to pay expenses, other than broker discounts and commissions, if any, in connection with this prospectus. We have agreed to prepare and file all amendments and supplements to the registration statement of which this prospectus is a part as may be necessary under the rules and regulations of the Securities Act of 1933 to keep it effective until the earlier of:

         o The date that all shares of common stock offered under this prospectus may be resold in a public transaction without volume limitations or other material restrictions without registration under the Securities Act, including without limitation, under Rule 144 under the Securities Act; and

         o The date that all shares of common stock offered under this prospectus have been resold.

         We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling security holders.

                                                   Shares of Class                  Shares of
                                                     Beneficially                  Class Being                 Shares of Class
     Name and Address of              Title of        Owned Prior                 Offered Under               Beneficially Owned
     Beneficial Owner(1)              Class        to this Offering              this Prospectus             After this Offering(2)
      -----------------               -----       -------------------            ------------------         ------------------------
                                               Number           Percent                                     Number          Percent
                                               ------           -------                                     ------          -------
AJW Partners, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common  42,104,804(3)     35.84%               9,664,818(4)          32,439,986        30.12%

New Millennium Capital Partners II, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common  42,104,804(3)     35.84%               9,664,818(4)          32,439,986        30.12%

Bristol Investment Fund, Ltd.
c/o Olympia Capital (Cayman) Limited
Williams House
20 Reid Street
Hamilton HM 11, Bermuda...............Common  24,757,875(5)     24.95%               5,615,065(6)          19,142,810        20.12%

Equilibrium Equity, LLC
155 First Street, Suite B
Mineola, NY 11501.....................Common  14,236,838(7)     15.82%               4,020,534(8)          10,216,304        11.85%

Alex F. Kanakaris.....................Common  13,669,546(9)     17.28%                      -              13,669,546        17.28%
                         Class A Convertible
                                   Preferred   1,000,000       100.00%                      -               1,000,000       100.00%

Alliance Equities
12147 NW 9th Drive
Coral Springs, FL  33071..............Common   5,216,031(10)     6.48%                  33,784              5,182,247         6.44%

Branch Lotspeich......................Common   2,997,595(11)     3.88%                      -               2,997,595         3.88%

Bank Insinger de Beaufort
Heregracht 551
1017 BW Amsterdam
Netherlands...........................Common   2,797,622(12)     3.55%                 640,449(13)          2,157,173         2.76%

John Robert McKay.....................Common   1,025,500(14)     1.34%                      -               1,025,500         1.34%

Lisa Lawrence.........................Common     720,000(15)       *                        -                 720,000           *

ION Systems, Inc......................Common     362,500(16)       *                   362,500(16)                 -            -

Patrick McKenna.......................Common     300,000(17)       *                        -                 300,000           *

Rose Forbes...........................Common     100,000           *                        -                 100,000           *

Robert Wood...........................Common     100,000           *                        -                 100,000           *

Jeff Hall.............................Common      80,000(18)       *                        -                  80,000           *

Thomas S. Hughes......................Common      50,000           *                        -                  50,000           *

Van Holster...........................Common      30,000           *                        -                  30,000           *

David T. Shomaker.....................Common      15,000           *                        -                  15,000           *

Charles Moore.........................Common          -            -                        -                      -            -

All directors and executive
   officers as a group
   (12 persons).......................Common  19,087,641(19)    23.50%                     -               19,087,641        23.50%
                         Class A Convertible
                                   Preferred   1,000,000       100.00%                     -                1,000,000       100.00%

---------------
 *       Less than 1%.

(1) The address of each director and executive officer named in this table is c/o Kanakaris Wireless, 65 Enterprise, Aliso Viejo, California 92656. Mr. Kanakaris, Mr. Lotspeich, Mr. McKay and Mr. Holster are directors and executive officers of Kanakaris Wireless. Ms. Lawrence, Mr. McKenna, Ms. Forbes, Mr. Hall, Mr. Hughes, Mr. Moore and Mr. Wood are directors of Kanakaris Wireless. Mr. Shomaker is Acting Chief Financial Officer of Kanakaris Wireless and an advisor to our board of directors.

(2)      Assumes all shares of class being offered are sold.

(3) Consists of 629,109 shares of common stock issued and outstanding, 2,184,041 shares of common stock issuable upon exercise of warrants and 39,291,654 shares of common stock issuable upon conversion of debentures.

(4) Consists of (a) 193,461 shares of common stock that were issued upon conversion of March 2001 debentures and as payment of interest on those debentures, (b) 80,056 shares of common stock issuable upon exercise of February 2000 warrants, (c) 400,280 shares of common stock issuable upon exercise of May 2000 warrants, (d) 624,750 shares of common stock issuable upon exercise of January 2001 warrants, (e) 7,797,481 shares of common stock issuable upon conversion of May 2000 debentures and as payment of interest on those debentures, (f) 139,947 shares of common stock issuable upon conversion of March 2001 debentures and as payment of interest on those debentures and (g) 428,843 shares of common stock that were issued upon conversion of May 2000 debentures and as payment of interest on those debentures.

(5) Consists of 1,534,126 shares of common stock issued and outstanding, 20,618,082 shares of common stock issuable upon conversion of debentures and 2,605,667 shares of common stock issuable upon exercise of warrants.

(6) Consists of (a) 2,400,000 shares of common stock issuable upon exercise of January 2001 warrants, (b) 957,107 shares of common stock issuable upon conversion of January 2001 debentures and as payment of interest on those debentures, (c) 723,832 shares of common stock issuable upon conversion of March 2001 debentures and as payment of interest on those debentures and (d) 1,534,126 shares of common stock that were issued upon conversion of March 2001 debentures and as payment of interest on those debentures.

(7) Consists of 241,984 shares of common stock issued and outstanding, 600,123 shares of common stock issuable upon exercise of warrants and 13,394,731 shares of common stock issuable upon conversion of debentures and as payment of interest on those debentures.

(8) Consists of (a) 151,357 shares of common stock that were issued upon conversion of May 2000 debentures and as payment of interest on those debentures, (b) 160,112 shares of common stock issuable upon exercise of May 2000 warrants, (c) 250,500 shares of common stock issuable upon exercise of January 2001 warrants, (d) 3,238,278 shares of common stock issuable upon conversion of May 2000 debentures and as payment of interest on those debentures, (e) 19,167 shares of common stock issuable upon conversion of January 2001 debentures and as payment of interest on those debentures, (f) 110,493 shares of common stock issuable upon conversion of March 2001 debentures and as payment of interest on those debentures and (g) 90,627 shares of common stock that were issued upon conversion of March 2001 debentures.

(9) Consists of 10,569,546 shares of common stock issued and outstanding, 1,000,000 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock and 2,100,000 shares of common stock issuable upon exercise of options.

(10) Consists of 789,784 shares of common stock issued and outstanding, 300,000 shares of common stock issuable upon exercise of warrants and 4,126,247 shares of common stock issuable upon conversion of debentures.

(11) Consists of 1,772,595 shares of common stock issued and outstanding, of which 25,000 are held by Mr. Lotspeich's spouse, and 1,200,000 shares of common stock issuable upon exercise of options.

(12) Consists of 1,228,506 shares of common stock issuable upon exercise of warrants and 1,569,116 shares of common stock issuable upon conversion of debentures and as payment of interest on those debentures.

(13) Consists of (a) 160,112 shares of common stock issuable upon exercise of February 2000 warrants and (b) 480,337 shares of common stock issuable upon exercise of May 2000 warrants.

(14) Consists of 680,500 shares of common stock issued and outstanding and 345,000 shares of common stock issuable upon exercise of options.

(15) Consists of 445,000 shares of common stock issued and outstanding and 275,000 shares of common stock issuable upon exercise of options.

(16) Consists of 100,000 shares of common stock issuable upon exercise of February 1999 options, 175,000 shares of common stock issuable upon exercise of March 1999 options and 87,500 shares of common stock issuable upon exercise of May 2000 options. Prior to May 2, 2002, holders of February 1999 options, March 1999 options and May 2000 options may not in the aggregate sell or transfer more than 45,000 shares issued upon exercise of those options in any period of one calendar month.

(17) Consists of 50,000 shares of common stock issued and outstanding and 250,000 shares of common stock issuable upon exercise of options.

(18) Consists of 50,000 shares of common stock issued and outstanding and 30,000 shares of common stock issuable upon exercise of options.

(19) Consists of 13,887,641 shares of common stock issued and outstanding, 4,200,000 shares of common stock issuable upon exercise of options and 1,000,000 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock.

THE CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION IS REVISED TO DELETE THE LAST TWO PARAGRAPHS OF THAT SECTION AND TO INCLUDE THE FOLLOWING IN CHRONOLOGICAL ORDER:
-----------------------------------------------------------------------------

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On February 25, 1999, we entered into a memorandum of agreement with Alliance Equities, Inc. that provided that Alliance Equities will provide ongoing consulting services to us including, but not limited to, strategic growth advice and introductions, marketing advice, and business ideas. Alliance Equities will be compensated for these services, at our option, in cash, through the issuance of our common stock or as credit towards the purchase of our common stock. Since August 1999 and as of June 30, 2001, we had issued to Alliance Equities 3,000,000 shares of our common stock valued at approximately $2,290,400 for consulting services rendered under the agreement.

         On March 19, 1999, we issued 5,000 shares of common stock valued at $5,850 to Van Holster as compensation for services rendered.

         On August 5, 1999, we issued an aggregate of $520,000 of 10% convertible subordinated debentures due August 4, 2000 in a private offering to Alliance Equities. The debentures were convertible into shares of common stock at $0.60 per share and provided for the issuance of additional shares in excess of those issuable based on a conversion price of $0.60 per share if the stock price declined below 150% of the conversion price.

         On December 10, 1999, we entered into a Revolving Line of Credit Agreement with Alliance Equities, which agreement expires December 10,
2001. Under the terms of the agreement, Alliance Equities has made available a $7 million revolving line of credit with interest on the unpaid principal at 10% per annum. Under the terms of the agreement, we may draw up to $500,000 per month on the total line of credit upon our written request. Additionally, we have agreed that any portion of the indebtedness may be paid back either with cash or by the issuance of our common stock. As of June 30, 2001, no amounts were outstanding under this line of credit.

         In January 2000, we also issued an aggregate of 866,667 shares of common stock to Alliance Equities upon conversion of an aggregate of $520,000 in principal amount of the debentures purchased by it in our August 1999 debenture offering.

         On April 18, 2001, we issued 25,000 shares of common stock valued at $2,500 to Van Holster as compensation for services rendered.

         In May 2001, we issued an aggregate of 733,249 shares of common stock to Bank Insinger de Beaufort upon conversion by it of $50,000 in principal amount plus interest on the debentures purchased by it in the April 2000 offering.

         In June 2001, we issued an aggregate of 498,584 shares of common stock to Bank Insinger de Beaufort upon conversion by it of $50,000 in principal amount plus interest on the debentures purchased by it in the April 2000 offering. Also, we issued an aggregate of 629,345 shares of common stock to Bristol Investment Fund, Ltd. upon conversion by it of $50,000 in principal amount plus interest on the debentures purchased by it in the January 2001 offering. Finally, we issued an aggregate of 502,685 shares of common stock, of which 213,641 shares were issued to each of AJW Partners and New Millennium upon conversion by each of them of $17,000 in principal amount plus interest on the debentures each of them purchased in the March 2001 offering, and of which 75,403 shares were issued to Equilibrium Equity upon conversion of $6,000 in principal amount plus interest on the debenture it purchased in the March 2001 offering.

         On June 29, 2001, we issued an aggregate of $500,000 of 12% convertible debentures due June 29, 2002 in a private offering. AJW Partners and New Millennium, each purchased $200,000 of the debentures and Alliance Equities purchased $100,000 of the debentures. The debentures initially are convertible into shares of common stock at the lesser of $0.10 per share and 50% of the average of the lowest three intraday trading prices of a share of common stock during the 20 trading days immediately preceding conversion. The debentures were accompanied by warrants to purchase up to an aggregate of 1,500,000 shares of common stock at an initial exercise price equal to the lesser of $0.0584 and the average of the three lowest intraday trading prices during the 20 trading days immediately preceding the exercise date. The warrants and debentures contain anti-dilution provisions that may result in an increase in the number of shares of common stock underlying the warrants and/or a decrease in the exercise or conversion prices of the warrants and debentures. The net proceeds of that offering, after payment of related expenses, were approximately $420,000. We are in the process of registering for resale by the purchasers shares of common stock underlying these debentures and warrants.

         As of June 29, 2001, we entered into a letter agreement with some of our debenture holders. The agreement provided various anti-dilution adjustments to the debentures and warrants issued in April and August 2000 and in January and March 2001. These adjustments were made partly in lieu of other adjustments that would have been imposed under the terms of the debenture offering documents. As a result of these adjustments, the initial conversion prices for the debentures issued to these holders in April and August 2000 and in January and March 2001 were reduced to the lesser of $0.10 per share and 50% of the average of the three lowest intraday trading prices of a share of our common stock for the 20 trading days immediately preceding the conversion of the debentures. In addition, the exercise prices of the warrants issued to these holders in connection with the offering of the debentures in April and August 2000 and in January and March 2001 were reduced to the lesser of $0.0584 per share and the average of the three lowest intraday trading prices of a share of our common stock for the 20 trading days immediately preceding the exercise of the warrants.

         In July 2001, we issued an aggregate of 536,330 shares of common stock, of which 21,472 shares were issued to Bank Insinger de Beaufort, 212,373 shares were issued to each of AJW Partners and New Millennium, and 90,112 shares were issued to Equilibrium Equity as payment of interest owed on the debentures purchased by the Bank, AJW Partners, New Millennium and Equilibrium Equity in the April 2000 offering. Also, we issued an aggregate of 113,536 shares of common stock, of which 95,737 shares were issued to Bristol Investment Fund, Ltd., 6,805 shares were issued to each of AJW Partners and New Millennium, and 4,189 shares were issued to Equilibrium Equity as payment of interest owed on the debentures purchased by Bristol Investment Fund, AJW Partners, New Millennium and Equilibrium Equity in the January 2001 offering. Additionally, we issued an aggregate of 288,561 shares of common stock, of which 191,474 shares were issued to Bristol Investment Fund, Ltd., 39,987 shares were issued to each of AJW Partners and New Millennium, and 17,113 shares were issued to equilibrium Equity as payment of interest owed on the debentures purchased by Bristol Investment Fund, AJW Partners, New Millennium and Equilibrium Equity in the March 2001 offering. Also, we issued an aggregate of 2,233,736 shares of common stock, of which 1,117,321 shares were issued to Bristol Investment Fund upon conversion by it of $50,000 in principal amount plus interest on the debentures purchased by it in the March 2001 offering, and of which 474,476 shares were issued to each of AJW Partners and New Millennium upon conversion by each of them of $21,250 in principal amount plus interest on the debentures each of them purchased in the March 2001 offering, and of which 167,463 shares were issued to Equilibrium Equity upon conversion of $7,500 in principal amount plus interest on the debenture it purchased in the March 2001 offering.

         As of August 28, 2001, we issued in August 2001, an aggregate of 6,840,135 shares of common stock, of which 3,137,321 shares were issued to Bristol Investment Fund upon conversion by it of $64,000 in principal amount plus interest on the debenture it purchased in the March 2001 offering and $18,000 in principal amount plus interest on the debenture it purchased in the January 2001 offering, and of which 1,573,695 shares were issued to each of AJW Partners and New Millennium upon conversion by each of them of $38,250 in principal amount plus interest on the debentures each of them purchased in the April 2000 offering, and of which 555,424 shares were issued to Equilibrium Equity upon conversion of $13,500 in principal amount plus interest on the debenture it purchased in the April 2000 offering.

         As of April 30, 2001, $1,848,500 of the original $4,500,000 principal balance of 10% Convertible Debentures due May 1, 2001 remained outstanding. As of April 30, 2001, we entered into an agreement with the holders of these debentures to extend the due date of these debentures to May 1, 2002. In consideration for the extension, we granted to New Millennium, AJW Partners, Bank Insinger de Beaufort and Equilibrium Equity warrants to purchase up to an aggregate of 1,350,000 shares of common stock at an initial exercise price equal to the lesser of $0.06 and the and the average of the lowest three intraday trading prices of a share of common stock during the 20 trading days immediately preceding exercise of the warrants. The warrants contain anti-dilution provisions that may result in an increase in the number of shares of common stock underlying the warrants and/or a decrease in the exercise price of the warrants. As of August 28, 2001, $1,658,500 of the original $4,500,000 principal balance of these debentures remained outstanding.

                          INDEX TO FINANCIAL STATEMENTS

                         KANAKARIS WIRELESS AND SUBSIDIARIES
                 (formerly known as Kanakaris Communications, Inc.)

Condensed Consolidated Balance Sheet at June 30, 2001......................F-1

Condensed Consolidated Statements of Operations for the Three Months
     and Nine Months Ended June 30, 2001 and 2000..........................F-3

Condensed Consolidated Statements of Comprehensive Loss for the Three
     Months and Nine Months Ended June 30, 2001 and 2000...................F-4

Condensed Consolidated Statements of Cash Flows for the Nine Months
     Ended June 30, 2001...................................................F-5

Condensed Consolidated Statements of Changes in Stockholders' Equity
     (Deficiency) for the Nine Months Ended June 30, 2001..................F-7

Notes to Condensed Consolidated Financial Statements.......................F-8

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
                      Condensed Consolidated Balance Sheet
                                  June 30, 2001
                                   (Unaudited)

ASSETS
------

Current assets:
   Cash and cash equivalents                                        $     1,664
   Accounts receivable                                                   35,197
   Inventories                                                            1,960
   Current maturities of note and loan receivable - net                 106,745
   Current maturities of notes receivable -
      stockholders and related parties                                   74,530
   Interest receivable                                                   26,603
   Prepaid expenses                                                      93,672
   Advances to suppliers                                                    700
                                                                    ------------

           Total current assets                                         341,071
                                                                    ------------

Property and equipment, net of accumulated
   depreciation and amortization                                         53,568
                                                                    ------------

Other assets:
   Investments                                                          153,600
   Notes receivable - stockholders and
      related parties - noncurrent                                       36,280
   Note and loan receivable - noncurrent                                 51,255
   Film library - net of amortization                                   410,122
   Goodwill - net of amortization                                       328,303
   Other                                                                  7,285
                                                                    ------------

           Total other assets                                           986,845
                                                                    ------------

           Total assets                                             $ 1,381,484
                                                                    ============

     See accompanying notes to condensed consolidated financial statements.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
                      Condensed Consolidated Balance Sheet
                                  June 30, 2001
                                   (Unaudited)

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
   Accounts payable and accrued expenses                           $  1,151,816
   Due to former stockholder of subsidiary                               97,199
   Convertible debentures                                             3,088,500
                                                                   -------------

           Total current liabilities                                  4,337,515

Stockholders' deficiency:
   Preferred stock, $0.01 par value; 5,000,000 shares
     authorized; 1,000,000 Class A Convertible issued
       and outstanding                                                   10,000
   Common stock, $0.001 par value; 100,000,000
       shares authorized; 68,520,847 issued and
       outstanding                                                       68,521
   Additional paid-in capital                                        28,037,111
   Accumulated deficit                                              (28,476,449)
   Deferred expenses                                                 (1,155,554)
   Less subscription receivable
       (1,260,000 shares, common)                                      (501,260)
   Comprehensive loss                                                  (938,400)
                                                                   -------------

           Total stockholders' deficiency                            (2,956,031)
                                                                   -------------

           Total liabilities and
           stockholders' deficiency                                $  1,381,484
                                                                   =============

     See accompanying notes to condensed consolidated financial statements.


                                      KANAKARIS WIRELESS AND SUBSIDIARIES
                               (formerly known as Kanakaris Communications, Inc.)
                                Condensed Consolidated Statements of Operations
                                                  (Unaudited)

                                                    Three Months    Three Months    Nine Months     Nine Months
                                                       Ended          Ended           Ended            Ended
                                                      June 30,       June 30,        June 30,         June 30,
                                                       2001            2000            2001             2000
                                                   -------------   -------------   -------------   -------------

Net sales                                          $    388,106    $     51,970    $  1,472,369    $    253,112

Cost of sales                                          (117,536)         26,508         457,375         204,419
                                                   -------------   -------------   -------------   -------------

           Gross profit                                 270,570          25,462       1,014,994          48,693
                                                   -------------   -------------   -------------   -------------

Operating expenses:
   Executive compensation                               460,535         130,268       1,223,585         326,380
   Salaries                                             121,596          62,526         384,742         174,988
   Payroll taxes and employee benefits                   11,837          24,766          33,573          50,973
   Consulting services                                  348,745         677,460       1,602,934       2,583,195
   Royalties                                                  -               -               -           2,333
   Travel and entertainment                              35,601          59,400         138,104         144,332
   Telephone and utilities                               12,511          17,331          42,281          42,784
   Marketing, advertising and investor relations         73,446       1,204,538         626,703       2,093,300
   Professional fees                                    226,632         219,356         656,752       1,335,014
   Rent                                                  46,967           7,761          82,263          19,540
   Office and other expenses                             32,205          13,250         187,874          31,871
   Equipment rental and expense                             671             713           2,529           2,932
   Insurance                                             19,166          18,184          56,301          38,341
   Depreciation and amortization                         37,153          13,413         109,627          35,803
   Taxes - other                                          1,909             383           4,309           6,436
   Bank charges                                             508           1,127           1,321           2,411
   Website development                                    4,464               -          42,609               -
   Miscellaneous                                         12,224          27,247          20,879          77,191
                                                   -------------   -------------   -------------   -------------

           Total operating expenses                   1,446,170       2,477,723       5,216,386       6,967,824
                                                   -------------   -------------   -------------   -------------

       Loss before interest and other income
           (expense)                                 (1,175,600)     (2,452,261)     (4,201,392)     (6,919,131)

       Financing and other income (expense), net     (1,786,739)     (2,406,405)     (2,934,211)     (3,377,491)
                                                   -------------   -------------   -------------   -------------

       Net loss                                    $ (2,962,339)   $ (4,858,666)   $ (7,135,603)   $(10,296,622)
                                                   =============   =============   =============   =============

       Net loss per common share -
          basic and diluted                        $       (.06)   $       (.18)   $       (.14)   $       (.35)
                                                   =============   =============   =============   =============

       Weighted average common shares
          outstanding - basic and diluted            53,753,463      28,069,151      49,752,754      29,326,819
                                                   =============   =============   =============   =============

                     See accompanying notes to condensed consolidated financial statements.


                            KANAKARIS WIRELESS AND SUBSIDIARIES
                     (formerly known as Kanakaris Communications, Inc.)
                  Condensed Consolidated Statements of Comprehensive Loss
                                        (Unaudited)


                                   Three Months   Three Months  Nine Months    Nine Months
                                      Ended          Ended         Ended          Ended
                                     June 30,       June 30,      June 30,       June 30,
                                      2001            2000          2001           2000
                                   ------------   ------------  ------------   ------------
Net loss                           $(2,962,339)   $         -   $(7,135,603)   $         -

Other comprehensive loss:
   Unrealized loss on securities          (880)             -      (938,400)             -
                                   ------------   ------------  ------------   ------------

Comprehensive loss                 $(2,963,219)    $        -   $(8,074,003)   $         -
                                   ============   ============  ============   ============

           See accompanying notes to condensed consolidated financial statements.

                                            F-4

                             KANAKARIS WIRELESS AND SUBSIDIARIES
                     (formerly known as Kanakaris Communications, Inc.)
                       Condensed Consolidated Statements of Cash Flows
                      For the Nine Months Ended June 30, 2001 and 2000
                                         (Unaudited)

                                                                   2001            2000
                                                               -------------   -------------
Cash flows from operating activities:
   Net loss                                                    $ (7,135,603)   $(10,296,622)
   Adjustments to reconcile net loss
       to net cash used in operating activities:
           Amortization of goodwill                                   8,463          19,975
           Depreciation and amortization                             88,323          15,828
           Write off of organizational costs                              -           1,451
           Netbooks.com settlement                                    3,750               -
           Income from judgment                                           -        (250,000)
           Deferred income realized                              (1,092,000)              -
           Compensation, consulting, marketing and
             professional services, incurred in exchange
             for common stock                                     1,991,283       4,157,650
           Consulting services incurred in exchange
             for stock options                                      334,706               -
           Convertible debt - marketing cost                        190,100         520,000
           Convertible debt - financing cost                      2,621,018       2,977,500
           Convertible debt - interest cost                         254,863         128,625
   Changes in assets and liabilities (increase) decrease in:
              Accounts receivable                                   267,049         109,715
              Inventory                                               2,495          (2,784)
              Prepaid expenses                                       71,362        (183,407)
              Advances to suppliers and security deposits            (6,585)              -
              Interest receivable                                   (16,534)          1,041
       Increase (decrease) in:
              Accounts payable and accrued expenses                 350,001        (491,107)
              Royalties payable                                      12,841          46,526
              Other current liabilities                               3,823               -
                                                               -------------   -------------

           Net cash used in operating activities                 (2,050,645)     (3,245,609)
                                                               -------------   -------------
Cash flows from investing activities:
   Purchase of property and equipment                               (17,824)        (26,671)
   Loans to stockholders and related parties                              -        (175,000)
   Decrease in notes receivable -
      stockholders and related parties                              234,529          61,694
   Proceeds from notes receivable - other                            47,000               -
   Proceeds from judgement receivable                                     -          45,000
   Acquisition of film library                                      (31,397)       (242,563)
                                                               -------------   -------------
           Net cash provided by (used in)
           investing activities                                     232,308        (337,540)
                                                               -------------   -------------
Cash flows from financing activities:
   Payment to former stockholder of subsidiary                       (5,000)              -
   Proceeds from  notes payable - stockholder                             -          54,500
   Payments on notes payable - stockholder                                -         (54,500)
   Proceeds from convertible debt                                 1,109,900       3,817,500
   Proceeds from sale of common stock                               100,000             416
   Proceeds from additional paid in capital                               -         152,584
                                                               -------------   -------------

           Net cash provided by financing activities              1,204,900       3,970,500
                                                               -------------   -------------

Net increase (decrease) in cash and cash equivalents               (613,437)        387,351

Cash and cash equivalents, beginning of period                      615,101         155,063
                                                               -------------   -------------
Cash and cash equivalents, end of period                       $      1,664    $    542,414
                                                               =============   =============

           See accompanying notes to condensed consolidated financial statements.

                                             F-5

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (formerly known as Kanakaris Communications, Inc.)
           Condensed Consolidated Statements of Cash Flows (Continued)
                For the Nine Months Ended June 30, 2001 and 2000
                                   (Unaudited)

Supplemental disclosure of non-cash investing and financing activities:

During the nine months ended June 30, 2001, the Company issued 15,865,568 shares of common stock for consulting, compensation and professional services having a fair value of $1,991,283.

During 2000, the Company issued 500,000 stock options to a consultant for current and future services having a fair value of $125,407, of which $94,055 has been expensed in the current nine month period and $31,352 has been included in equity as a deferred expense.

During the nine months ended June 30, 2000, the Company issued 3,354,752 shares of common stock for consulting, marketing and professional services having a fair value of $4,113,250.

During the nine months ended June 30, 2000, the Company distributed 99,024 of shares of treasury stock and issued 10,000 shares of common stock for compensation of $32,000 and $12,400, respectively.

During the nine months ended June 30, 2000, the Company recorded a judgment receivable in the amount of $250,000 which represented a legal settlement.

     See accompanying notes to condensed consolidated financial statements.

                                             KANAKARIS WIRELESS AND SUBSIDIARIES
                                     (formerly known as Kanakaris Communications, Inc.)
                      Condensed Consolidated Statement of Changes in Stockholders' Equity (Deficiency)
                                           For the Nine Months Ended June 30, 2001
                                                  (Unaudited)

                                        Common Stock Issued             Preferred Stock
                                    ----------------------------  ----------------------------                  Accumulated
                                       Shares         Amount         Shares         Amount          APIC          Deficit
                                    -------------  -------------  -------------  -------------  -------------  -------------
Balances
September 30, 2000                    34,597,678   $     34,598      1,000,000   $     10,000   $ 19,178,359   $(21,340,846)

  Stock issued for cash:                 566,667            567              -              -         99,433              -

  Stock issued for:
    Compensation                      11,747,619         11,747              -              -      1,817,127              -
    Consulting services                3,217,949          3,218              -              -      1,061,394              -
    Marketing, advertising
      and investor relations             600,000            600              -              -        177,400              -
    Professional
      services                           300,000            300              -              -         43,700              -

  Netbooks.com settlement                 25,000             25              -              -          3,725              -

  Converted debentures                17,465,934         17,466              -              -      2,668,897              -

  Convertible debt
   financing costs                             -              -              -              -      2,621,018              -

  Issuance of 500,000 common
    stock options to a consultant              -              -              -              -        366,058              -

  Unrealized loss on
   investment                                  -              -              -              -              -              -

  Net (loss)                                   -              -              -              -              -     (7,135,603)
                                    -------------  -------------  -------------  -------------  -------------  -------------

Balances
June 30, 2001                         68,520,847   $     68,521      1,000,000   $     10,000   $ 28,037,111   $(28,476,449)
                                    =============  =============  =============  =============  =============  =============

continued below:

continued from previous page - continuation of statement.


                                      Deferred          Stock       Comprehensive
                                      Expenses      Subscriptions        Loss           Total
                                    -------------   -------------   -------------   -------------

Balances
September 30, 2000                  $               $     (1,260)     $        -    $ (2,119,149)

  Stock issued for cash:                       -               -               -         100,000

  Stock issued for:
    Compensation                      (1,124,202)              -               -         704,672
    Consulting services                  (31,352)              -               -       1,033,260
    Marketing, advertising
      and investor relations                   -               -               -         178,000
    Professional
      services                                 -               -               -          44,000

  Netbooks.com settlement                      -               -               -           3,750

  Converted debentures                         -        (500,000)              -       2,186,363

  Convertible debt
   financing costs                             -               -               -       2,621,018

  Issuance of 500,000 common
    stock options to a consultant              -               -               -         366,058

  Unrealized loss on
   investment                                  -               -        (938,400)       (938,400)

  Net (loss)                                   -               -               -      (7,135,603)
                                                    -------------   -------------   -------------

Balances
June 30, 2001                       $ (1,155,554)   $   (501,260)   $   (938,400)   $ (2,956,031)
                                    =============   =============   =============   =============

              See accompanying notes to condensed consolidated financial statements.

                                               F-7

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

Basis of Presentation
---------------------

The condensed consolidated financial statements included herein have been prepared by Kanakaris Wireless, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. Kanakaris Wireless believes that the disclosures are adequate to make the information presented not misleading when read in conjunction with its financial statements for the year ended September 30, 2000. The financial information presented reflects all adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of operations for the nine months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year ending September 30, 2001, or any other period.

The accounting policies followed by Kanakaris Wireless and other information are contained in the notes to the Kanakaris Wireless financial statements filed as part of the Kanakaris Wireless annual report on Form 10-KSB for the fiscal year ended September 30, 2000. This quarterly report should be read in conjunction with such annual report.

Business Organization and Activity
----------------------------------

Kanakaris Wireless (formerly Big Tex Enterprises, Inc.) (the "Company") was incorporated in the State of Nevada on November 1, 1991. The Company provides online delivery of films and books and offers Internet business services including encoding, hosting and transport/bandwidth. In addition, the Company designs, manufactures and installs ergonomic data control console systems for high-end computer command centers.

Business Combinations
---------------------

On October 10, 1997 (the "Acquisition Date"), Kanakaris Internetworks, Inc. ("KIW") consummated a Stock Purchase Agreement with the stockholder (the "Seller") of Desience Corporation ("Desience") to purchase 10,000 common shares representing 100% of its issued and outstanding common stock in exchange for a 4% royalty on the gross sales (after collection) of Desience subsequent to the acquisition date, to be paid monthly for as long as Desience remains in business or its products are sold. Pursuant to APB 16, since the Seller has no continuing affiliation with the Company, the 4% royalty is accounted for as an increase to goodwill at the date the amount is determinable. KIW will hold harmless the Seller from any claims, causes of action, costs, expenses, liabilities and prior stockholder advances. Immediately following the exchange, Desience became a wholly-owned subsidiary of KIW.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

On November 25, 1997, KIW and its stockholders (the ("Stockholders") consummated an acquisition agreement with Big Tex Enterprises, Inc. ("Big Tex"), an inactive public shell with no recent operations at that time, whereby the stockholders sold all of their preferred and common stock, which represented 100% of KIW's issued and outstanding capital stock, to Big Tex in exchange for 7,000,000 shares (6,000,000 common, 1,000,000 preferred) of Big Tex's restricted stock, representing 66.67% of the issued and outstanding common stock and 100% of the issued and outstanding preferred stock of Big Tex, aggregating 75% of the total voting rights (the "Exchange"). Big Tex was founded in 1991 for the purpose of lawful business or enterprise, but had been inactive since 1991. Immediately following the exchange, the Company changed its name to Kanakaris Communications, Inc., which was subsequently changed to Kanakaris Wireless on June 2, 2000.

Principles of Consolidation
---------------------------

The accompanying consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries Kanakaris Internetworks, Inc. and Desience Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories
-----------

Inventories at June 30, 2001 consisted of parts and finished goods and were recorded at the lower of cost or market, cost being determined using the first-in, first-out method.

Earnings Per Share
------------------

Earnings per share are computed using the weighted average of common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share".

COMMITMENTS AND CONTINGENCIES
-----------------------------

Legal Actions
-------------

On August 5, 1999, the Company filed a complaint in the Los Angeles Superior Court against its former securities attorney along with 20 unnamed defendants claiming damages for breach of contract, conversion, fraud and deceit and negligence. The complaint arose out of the alleged transfer of certain funds without the Company's authorization to an unknown entity by the defendants. In January 2000, the claims were settled for $250,000, receivable by the Company over a three year period, at $5,694 per month.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

On September 15, 1999, an individual filed a complaint against the Company and the executive who is the Chairman of the Board, President and Chief Executive Officer in Los Angeles Superior Court alleging breach of contract and fraud. The fraud claim was based primarily on alleged misrepresentation and concealment involving a consulting agreement between the Company and the individual. The individual alleged that he is entitled to certain stock options, of which 75% of the option price allegedly is already deemed paid in exchange for services allegedly rendered to the Company. The individual is attempting to exercise the options for the purchase of a certain number of shares to which he claims to be entitled pursuant to the agreement. The claim against the Company executive was dismissed. The case was submitted for mediation, and a hearing was held resulting in the Company and the individual entering into a Settlement Agreement and General Release on November 1, 2000 whereby the Company agreed to pay $24,000 to the individual and his attorney in three equal installments of $8,000 in exchange for dismissal with prejudice of the entire action after the three payments have been made. As of June 30, 2001, the first two payments of $8,000 each were made leaving a balance of $8,000. One additional payment of $8,000 was due on July 1, 2001. The financial statements include $8,000 of accounts payable attribute to this settlement. The final payment was made in July 2001, and the Company presently is awaiting an order from the court dismissing the case.

On October 14, 1999, an Illinois corporation filed suit against the Company and the Company's stock transfer agent and registrar, in the Circuit Court of Cook County, Illinois. The case was removed to the United States District Court for the Northern District of Illinois, Eastern Division. In the complaint, the Illinois corporation sought damages in excess of $50,000 under breach of contract and various other state law theories in connection with the Company's unwillingness to permit them to transfer shares of the Company's common stock held by the Illinois corporation. The Company believes that the shares were wrongfully converted by a predecessor to the Illinois corporation. The Company engaged counsel to analyze the complaint and vigorously defend the Company against all of the Illinois corporation's claims.

The Company counterclaimed and commenced a third-party action against affiliates of the Illinois corporation. The Illinois corporation and its affiliates filed a separate action in Utah, but the Utah court stayed that action in favor of the action pending in Illinois.

The stock at issue was in the hands of the Company's transfer agent and a stock brokerage firm that clears the trades of introducing brokers. Both of these parties filed actions for interpleader, by which they were prepared to tender to the court the stock certificates to which the Company and the Illinois corporation each laid claim. In July 2000, that tender was effectuated, and the claims asserted by and against the transfer agent and brokerage firm were dismissed. The stock, therefore, was issued and was to remain issued in the name of the United States District Court until the dispute is resolved.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

On July 26, 2001, the parties involved entered into a Settlement Agreement and Mutual Release of Claims. Under that agreement, the Company agreed to release all of its claims and to direct the court to execute an assignment of the stock at issue and deliver the stock to Alpha Tech for reissuance to various designated parties in exchange for releases of all claims by parties adverse to the Company in the case and dismissal of the actions in Illinois and Utah. The Company presently is awaiting orders from the courts in Illinois and Utah dismissing the actions.

Dataview Consoles, Inc., a California corporation dba Swanson Engineering & Manufacturing Company, commenced an action against the Company and the Company's subsidiary, Desience Corporation, in the Los Angeles Superior Court on February 14, 2001. The complaint alleged that the Company and Desience owed Dataview $104,601 under several invoices for equipment manufactured for Desience by Dataview in 1997. Concurrently with the filing of the complaint, Dataview filed an application for a right to attach order against the Company and Desience to secure repayment of the debt alleged in the complaint. Effective as of April 3, 2001, the parties to the dispute entered into a settlement agreement under which the Company and Desience paid Dataview $63,584 and agreed to pay Dataview an additional $42,000 in twelve monthly installments of $3,500 beginning May 1, 2001. The settlement agreement also provides that the Company will be entitled to file a request for dismissal after the Company has made all of the installment payments in accordance with the settlement agreement. The settlement agreement also provides that the Company and Desience, on the one hand, and Dataview and its related party, on the other hand, shall all retain the unrestricted right to market, sell, distribute and manufacture or have manufactured under their own respective names all of the data control console products that Dataview had been manufacturing for Desience.

The Company is subject to certain legal proceedings, claims and litigation arising in the ordinary course of business. While the amounts claimed may be substantial, the ultimate liability cannot presently be determined because of considerable uncertainties that exist. Therefore, it is possible the outcome of such legal proceedings, claims and litigation could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period. However, based on facts currently available, management believes such matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

License Agreement
-----------------

On February 18, 1999, the Company entered into a License Agreement ("Agreement") with ION Systems, Inc. ("ION"), a Missouri corporation. The Agreement is through December 31, 2004, and thereafter will be renewed automatically for additional renewal terms of five years each, ending on December 31 of each fifth year. Under the terms of the Agreement, ION grants to the Company a license to use its products, the E*Web and the X*Maker computer software enabling the secure downloading and viewing of web sites, for or in connection with the Company's web sites. The two parties agreed that the software may be used solely for the publishing, displaying, promoting, marketing, offering and selling for a fee of certain specified book categories as well as of products or services listed in the books published. The aforementioned activities are meant to be offered directly to customers and end users using the facilities of a web site. No geographic or territorial restrictions apply to the use of the software. The agreed fee for each book conversion performed by ION will be $100, and the royalties for each book sale and product sale shall be 12% and 5%, respectively, of the gross revenue. Furthermore, ION shall have the right to buy 100,000 shares of the Company's common stock at a price of $0.30 per share at any time between June 1, 1999 and December 31, 2005, 175,000 shares at $.01 until May 1, 2003, and 87,500 shares at $1.295 until May 1, 2003.

Advertising Agreement
---------------------

On November 14, 2000, the Company entered into an advertising agreement with eConnect, a publicly traded corporation. The terms of the agreement grant eConnect the exclusive ability to place banner advertisements with hyperlinks on the home pages of CinemaPop.com and WordPop.com, the Company's web sites for movies and books. The Company will also send one e-mail message per month to each member of its subscriber and web partner base with a message provided by eConnect and include information about eConnect's eCash pad products in trade magazine advertisements. Additionally, the Company plans to provide, through a hyperlink included on eConnect's web site, access to several video feature films so that it may demonstrate the eCash pad ordering system.

The term of this agreement is for six months, with one six-month renewal option. In consideration for the services the Company will render under this agreement, the Company was paid $1,000,000 in the form of eConnect restricted stock valued at the closing price of $1.25 per share on November 14, 2000, amounting to 800,000 shares. As of June 30, 2001, the stock was valued at $.072 per share and the Company recorded an unrealized loss on investment of $942,400. This amount is included in the Company's statement of comprehensive loss.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

Service Agreements
------------------

The Company signed an agreement with ValueClick in January 2000 whereby ValueClick will drive advertisers to the Kanakaris web site. The Company receives $.20 each time a customer clicks on a ValueClick-served ad. The Company will also receive $.03 per click whenever a customer clicks on a Company referred web site.

On May 3, 2001, the Company entered into a service agreement with Collectible Concepts, a publicly traded corporation. The Company performed various technological services in exchange for $92,000 in the form of Collectible Concepts restricted stock valued at the closing price of $.023 per share on May 3, 2001, amounting to 4,000,000 shares. As of June 30, 2001, the stock was valued at $.024 per share and the Company recorded an unrealized gain on investment of $4,000. This amount is included in the Company's statement of comprehensive loss.

Internet Data Center Services Agreements
----------------------------------------

Effective August 9, 1999, the Company entered into an agreement with Microsoft Corporation whereby Microsoft will promote certain of the Company's web sites in consideration for the Company's promotion of specified Microsoft Windows Media Technology on the Company's web sites through December 30, 2001. No expense or income has been recorded by the Company relating to this agreement because under APB No. 29, Accounting For Non-monetary Transactions, the fair values of such web site promotions are not determinable within reasonable limits.

On November 17, 1999, and effective December 7, 1999, the Company entered into an agreement with Microsoft Corporation ("Microsoft"). Microsoft is assisting the Company with the development of an audio/video enhanced web site which delivers timely and relevant audio-visual content using Windows Media technologies in a broadband network infrastructure.

On March 6, 2000, the Company entered into a one year Jumpstart Program Agreement with Microsoft whereby Microsoft is assisting the Company with the development of an audio/video enhanced web site which delivers timely and relevant audio/visual content. No expense or income has been recorded by the Company relating to this agreement because under APB No. 29, Accounting For Non-monetary Transactions, the fair values of such web site promotions are not determinable within reasonable limits.

On April 20, 2000, the Company entered into a distribution agreement with John Clark for the Internet distribution rights to his book "Dead Angel" which pertain to Clark's relationship to Jerry Garcia. In consideration for this, Clark agreed to pay to the Company in perpetuity a 50% royalty on the gross sales of the book over the Internet and for two years to pay to the Company 50% of all royalties generated by the book, and the interview and party video, as well as all other ancillary rights.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

In May 2000, the Company entered into an agreement with Meiselman-Rede Media Group (MRMG). Based upon the terms of the agreement, the Company paid MRMG $100,000 in exchange for the future Internet distribution rights to the first sixteen (16) two (2) minute duration episodes of a project known as Paris Falls. The $100,000 payment has been accounted for as a prepaid expense. As of June 30, 2001, $50,000 is still prepaid and $12,500 was expensed during the nine months ended June 30, 2001.

Also, in May 2000, the Company paid MRMG $100,000 for a 90 minute filmed version of a project known as the L.A. River Story. As of June 30, 2001, the Company and MRMG are still in the process of editing this film.

On April 9, 2001, the Company entered into a 36 month agreement with S4R. Based upon the terms of the contract, S4R is to provide web site hosting and managed services to the Company.

On May 1, 2001, The Company signed a Memorandum of Understanding with Ricoh Business Systems whereby Ricoh will provide its technology commonly described as "print on demand" services to the Company for purposes of delivering printed copies of books via the Company's WordPop.com web site. Based upon the terms of the agreement, the Company will pay a certain percentage of the sales price of the books as compensation to Ricoh.

CONSULTING AGREEMENT
--------------------

On June 7, 2001, the Company entered into a one year consulting agreement with Peter Benz. Based upon the terms of the agreement, the Company granted to Peter Benz 1,000,000 shares of the Company's common stock valued at $165,000 plus the option to purchase 2,000,000 shares of the Company's common stock at an exercise price of $.10 per share. As of June 30, 2001, Peter Benz had exercised the option as to 500,000 shares.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

REVOLVING LINE OF CREDIT
------------------------

On February 25, 1999, the Company entered into a Revolving Line of Credit Agreement ("the Agreement") with Alliance Equities Inc. ("Alliance"), a Florida-based venture capital firm, which Agreement expires December 10, 2001. Under the terms of the Agreement, Alliance has made available a $7 million revolving line of credit with interest on the unpaid principal at 10% per annum. The funds from the line of credit could enable the Company to pursue current Internet opportunities and e-commerce development. Under the terms of the Agreement, the Company may draw up to $500,000 per month on the total line of credit upon written request by the Company to the Lender. Additionally, the parties have agreed that any portion of the indebtedness may be paid back by the Company either with cash or by the issuance of common stock. As of June 30, 2001, no amounts were outstanding under this line of credit. Furthermore, in a separate memorandum of agreement the two parties agreed that Alliance will provide ongoing consulting services to the Company including, but not limited to, strategic growth advice and introductions, marketing advice, and business ideas. Alliance will be compensated for these services at the option of the Company either in cash, or through the issuance of stock or credit towards the purchase of stock. As of June 30, 2001, the Company had issued to Alliance 1,600,000 shares of the Company's common stock valued at approximately $554,400 for consulting services.

STOCK OPTION PLAN
-----------------

In May 2000, the Company's board of directors and stockholders approved a stock option plan (the "2000 Plan"). The 2000 Plan was designed to offer an incentive-based compensation system to employees, officers and directors of the Company, and to employees of companies which do business with the Company. The 2000 Plan provided for the grant of incentive stock options and non-qualified stock options. A total of 3,000,000 shares of common stock were authorized for issuance under the Plan. Effective March 14, 2001, the Company's board of directors approved a motion to cancel 2,537,500 of the 3,000,000 options previously granted to various officers, directors and employees, with the consent of those officers, directors and employees.

DEBENTURE INVESTORS
-------------------

In order to provide working capital and financing for the Company's expansion, on various dates during 2000, the Company entered into several agreements with four accredited investors the ("Purchasers") whereby the Purchasers acquired aggregates of $1,000,000 and $4,500,000 of the Company's 10% Convertible Debentures, due February 1, 2001 and May 1, 2001, respectively.

The Purchasers converted portions of the 2000 debentures and accrued interest into shares of common stock of the Company at various times. The initial conversion price of these debentures was equal to the lesser of $.97 and 66.66% of the average closing bid price during the 20 trading days immediately preceding the conversion dates.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

Also, in order to provide working capital and financing for the Company's expansion, effective as of January 5, 2001, the Company entered into a securities purchase agreement and related agreements with four accredited investors (the "Purchasers") for the purchase of the Company's 12% Convertible Debentures due January 5, 2002 and March 9, 2002.

The Purchasers made investments in tranches, the first in the aggregate amount of $650,000, which was received upon signing of the definitive investment agreements and the second, in the aggregate amount of $650,000, which was received in March 2001.

Upon the issuance of the first $650,000 of convertible debentures, the Purchasers received five-year term warrants to purchase three shares of the Company's common stock for each $1.00 invested or which may have been invested in the two $650,000 tranches of convertible debentures. The initial exercise price of the warrants was equal to the lesser of (i) $0.125 and (ii) the average of the lowest three intraday trading prices during the twenty trading days immediately preceding the exercise date. For all debentures issued in January and March 2001, interest is 12% per annum, payable quarterly in common stock or cash at the option of the Purchasers.

The debentures are immediately convertible into shares of the Company's common stock. The initial conversion price for the January and March 2001 debentures was equal to the lesser of (i) $0.15 and (ii) the average of the lowest three intraday trading prices during the twenty trading days immediately prior to the conversion date, discounted by 37.5%.

As of April 30, 2001, $1,848,500 of the original $4,500,000 principal balance of 10% Convertible Debentures due May 1, 2001 remained outstanding. As of April 30, 2001, the Company entered into an agreement with the holders of these debentures to extend the due date of these debentures to May 1, 2002. In consideration for the extension, the Company granted to the holders warrants to purchase up to an aggregate of 1,350,000 shares of common stock at an initial exercise price equal to the lesser of the average of the lowest three intraday trading prices during the 20 trading days immediately preceding the grant of the warrants, discounted by 37.5%, and the average of the lowest three intraday trading prices of a share of common stock during the 20 trading days immediately preceding exercise of the warrants.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

In order to provide working capital and financing for the Company's expansion, as of June 29, 2001, the Company entered into a securities purchase agreement and related agreements with three accredited investors (the "Purchasers") for the purchase of $500,000 of the Company's 12% Convertible Debentures due June 29, 2002. The debentures bear interest at a rate of 12% per annum, payable quarterly in common stock or cash at the option of the Purchasers.

The debentures initially are convertible into shares of common stock at the lesser of $.10 per share and 50% of the average of the lowest three intraday trading prices of a share of common stock during the trading days immediately preceding conversion.

Upon the issuance of the issuance of the June 2001 debentures, the Purchasers received five-year term warrants to purchase three shares of the Company's common stock for each $1.00 invested. The initial exercise price of the warrants was equal to the lesser of $0.0584 and the average of the lowest three intraday trading prices of a share of common stock during the 20 trading days immediately preceding exercise.

Pursuant to the rules and regulations of the SEC regarding beneficial conversion features, the Company expensed as financing costs any excess of the fair market value of the common stock at the debenture issuance date over the fixed conversion price, which amounted to approximately $1,014,000 for the nine months ended June 30, 2001. There was no amortization period for these financing costs since the debentures were convertible immediately upon issuance.

The Company's convertible debentures and related warrants contain anti-dilution provisions whereby, if the Company issues common stock or securities convertible into or exercisable for common stock at a price less than the conversion or exercise prices of the debentures or warrants, the conversion and exercise prices of the debentures or warrants shall be adjusted as stipulated in the agreements governing such debentures and warrants.

As of June 29, 2001, the Company entered into a letter agreement with certain of its debenture investors, which letter agreement which provided various anti-dilution adjustments to the debentures and warrants issued in the April 2000, January 2001 and March 2001 debenture offerings. These adjustments were made partly in lieu of other adjustments that would have been imposed under the terms of the April 2000, January 2001 and March 2001 debenture offering documents. As a result of these adjustments, the conversion prices for the debentures held by these entities and issued in the April 2000, January 2001 and March 2001 offerings were reduced to the lesser of (i) $.10 per share, and (ii) 50% of the average of the three lowest intraday trading prices of a share of our common stock for the 20 trading days immediately preceding the conversion of the debentures. In addition, the exercise prices of the warrants issued in connection with the April 2000, January 2001 and March 2001 offerings were reduced to the lesser of (i) $0.0584 per share, and (ii) the average of the three lowest intraday trading prices of a share of our common stock for the 20 trading days immediately preceding the exercise of the warrants.

The Company recorded financing costs of approximately $1,607,000 for the nine months ended June 30, 2001 in connection with the repricing of existing debentures and warrants that occurred as a result of the June 29, 2001 debenture offering.

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

During the nine months ended June 30, 2001, the Company issued an aggregate of 17,465,934 shares of common stock to five accredited investors in connection with regular interest payments and upon conversion of an aggregate of $2,668,897 of principal plus related interest on the Company's convertible debentures.

As of June 30, 2001, the Company was indebted for an aggregate of $3,088,500 on these convertible debentures. To the extent debentures issued by the Company are converted into shares of common stock, the Company will not be obligated to repay the converted amounts.

RELATED PARTY TRANSACTIONS
--------------------------

During the nine months ended June 30, 2001, the Company issued 12,222,619 shares of its common stock to officers, directors, accountants and consultants who subsequently became directors, having an aggregate fair market value of $1,935,250.

                         KANAKARIS WIRELESS AND SUBSIDIARIES
                 (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
                NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                     (UNAUDITED)

SEGMENT INFORMATION

                                        Internet        Modular
                                        Commerce        Consoles           Total
                                      -------------   -------------   --------------
For the nine months ended June 30:

2000
----
   Revenues                           $     16,843    $    236,269    $    253,112
   Segment profit (loss)               (10,209,535)        (87,087)    (10,296,622)
   Total assets                          1,983,588          39,238       2,022,826
   Additions to long-lived assets           24,515           2,156          26,671
   Depreciation and amortization            13,533           2,295          15,828

2001
----
   Revenues                           $  1,147,847    $    324,522    $  1,472,369
   Segment profit (loss)                (7,123,954)        (11,649)     (7,135,603)
   Total assets                          1,459,891         (78,407)      1,381,484
   Additions to long-lived assets           17,824               -          17,824
   Depreciation and amortization           100,623             187         100,810

For the three months ended June 30:

2000
----
   Revenues                           $      5,835    $     46,135    $     51,970
   Segment profit (loss)                (4,815,727)        (42,939)     (4,858,666)
   Total assets                          1,983,588          39,238       2,022,826
   Additions to long-lived assets           16,680           2,156          18,836
   Depreciation and amortization             8,141           1,530           9,671

2001
----
   Revenues                           $    369,383    $     18,723    $    388,106
   Segment profit (loss)                (2,904,216)        (58,123)     (2,962,339)
   Total assets                          1,459,891         (78,407)      1,381,484
   Additions to long-lived assets            4,070               -           4,070
   Depreciation and amortization            28,273              63          28,336

                       KANAKARIS WIRELESS AND SUBSIDIARIES
               (FORMERLY KNOWN AS KANAKARIS COMMUNICATIONS, INC.)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

PREFERRED STOCK
---------------

At a special meeting of the Company's stockholders held on March 14, 2001, the holders of preferred stock and common stock agreed to amend the Company's articles of incorporation so that the voting rights of the preferred stock were increased from twenty non-cumulative votes per share, voting together with the common stock on all matters on which the holders of common stock are entitled to vote, to 100 non-cumulative votes per share on such matters. On May 2, 2001, the Company filed the amendment to its articles of incorporation. As a result of this increase in voting rights and as a result of his ownership of shares of common stock and preferred stock, the Company's Chairman of the Board, President and Chief Executive Officer became entitled to exercise voting control over the Company.

COMMON STOCK
------------

On May 2, 2001, the Company filed an amendment to its articles of incorporation that increased the number of shares of common stock authorized from 100,000,000 shares to 250,000,000 shares.